NO ACT

PE
12-10-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010442

January 15, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-15-2010

Denise R. Cade
Assistant General Counsel
and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2009

Dear Ms. Cade:

This is in response to your letter dated December 10, 2009 concerning the shareholder proposal submitted to PPG by the Missionary Oblates of Mary Immaculate and Trillium Asset Management Corporation on behalf of Margot Cheel. We also have received a letter on the proponents' behalf dated January 7, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

January 15, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2009

The proposal requests the board to prepare a report to shareholders on how the company ensures that it responsibly discloses its environmental impacts in all of the communities in which it operates.

We are unable to concur in your view that PPG may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that PPG may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PPG may exclude the proposal under rule 14a-8(i)(7) because it requires an assessment of risk. In our view, the proposal focuses primarily on the environmental impacts of PPG's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that PPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2010

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to PPG Industries, Inc. for 2010 Proxy Statement

Dear Sir/Madam:

This letter is submitted on behalf of the Missionary Oblates of Mary Immaculate and Trillium Asset Management Corporation on behalf of Margot Cheel (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of PPG Industries, Inc. (hereinafter referred to as "PPG" or the "Company"), and who have jointly submitted a shareholder proposal (hereinafter referred to as "the Proposal") to PPG, to respond to the letter dated December 10, 2009 sent to the Office of Chief Counsel by the Company, in which PPG contends that the Proposal may be excluded from the Company's 2010 proxy statement under Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proposal, as well as the Company's letter and supporting materials, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in PPG's 2010 proxy statement, because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company, (2) the Proposal does not seek to micro-manage the Company, and (3) the Proposal is not vague, indefinite and misleading. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) a copy of these materials is being e-mailed concurrently to PPG.

The Proposal

Community Accountability
2010 – PPG Industries

RESOLVED: Shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on how PPG ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. How PPG makes available reports regarding its emissions and environmental impacts on land, water, and soil — both within its permits and emergency emissions — to members of the communities where it operates;
2. How PPG integrates community environmental accountability into its current code of conduct and ongoing business practices; and,
3. The extent to which PPG's activities negatively affect the health of individuals living in economically poor communities.

WHEREAS: PPG is a global supplier of paints, coatings, chemicals, fiberglass with over 140 facilities worldwide.

PPG is committed to "operating in a manner that is protective of people and the environment" and "is focused on stewardship and conservation, which not only helps protect the environment, but also gives PPG a competitive advantage in the marketplace." (2008 Corporate Sustainability Report).

Yet, a recent analysis by Riskmetrics ranks PPG "worst in sector for Toxics Release Inventory emissions normalized by US sales."

A report by noted scientist Wilma Subra links PPG's Lake Charles facility's emissions to documented medical conditions afflicting residents of neighboring Mossville, LA. (Chemical and Industrial Sources of the Chemicals Associated with the Medical Symptoms and Health Conditions of Mossville Residents, 5/25/09.) PPG is named as a source for over 60% of the chemicals identified and associated with medical ailments, the highest correlation rate of the five industrial plants analyzed in the study.

PPG was named as one of the top 100 U.S. corporate air polluters in 2005, according to researchers at the University of Massachusetts. (http://www.peri.umass.edu/ej/)

SUPPORTING STATEMENT: We believe that corporations have a moral responsibility to be accountable for their environmental impacts including the direct effects on communities hosting their facilities. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

The proponents are also concerned about the effects of corporate activities on low-income areas and communities of color. Many communities bordering industrial facilities, including those owned by PPG, are majority African American. One study has found that industrial facilities operating in more heavily African-American counties "seem to pose greater risk of accident and injury than those in counties with fewer African-Americans." ("Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities," Journal of Epidemiology and Community Health, (2004)). We believe that all communities have a right to clean air, water, and soil.

Stakeholder engagement is featured prominently in PPG's 2008 CR report, but no formal stakeholder engagement policy is in effect. The requested report would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

<u>The Proposal Focuses on a Significant Policy Issue – Environmental Justice – Confronting the Company</u>

Under Rule 14a-8(i)(7) the company must establish that the focus of the proposal is not a significant policy issue. As the the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) (1998 Release):

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff noted in 2002 "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" Staff Legal Bulletin 14A (July 12, 2002) (SLB 14A).

Similarly, in *Tyson Foods, Inc.* (December 15, 2009) where the Staff concluded that antimicrobial resistance and the use of antibiotics in raising livestock was a significant policy issue, the Staff re-affirmed the relevance of "widespread public debate" and noted the involvement and interest of legislators and regulators in the issue as a relevant factor.

It is also our understanding that the Staff considers several indicia in determining whether a matter constitutes a significant policy issue and have informally indicated that key indicia include the level of public debate, media coverage, regulatory activity, high level of public debate and legislative activity.

It is evident upon our review that the Company has failed to establish that the Proposal does not raise a significant policy issue because there is a significant body of evidence to demonstrate long-term public, regulatory and political interest in the issue of environmental justice. PPG as a producer of paints, coatings, chemicals, and fiberglass with facilities in low-income areas and communities of color clearly confronts the issue of environmental justice.

The issue of environmental justice has been a part of the public discourse since the 1980s and has been a significant focus of attention at the U.S. Environmental Protection Agency (EPA). The movement gained traction after research conducted by the federal government's General Accounting Office in 1983 and the United Church of Christ (UCC Commission for Racial Justice, 1987) found poor communities and communities of color to be disproportionately burden by pollution. The EPA subsequently established an Office of Environmental Justice (OEJ) which "provides a central point for the Agency to address environmental and human health concerns in minority communities and/or low-income communities--a segment of the population which has been disproportionately exposed to environmental harms and risks." http://www.epa.gov/compliance/environmentaljustice/index.html

In 1994, the Federal Interagency Working Group on Environmental Justice (IWG) was established under Executive Order 12898. The IWG is comprised of eleven federal agencies and several White House offices to address, as the EPA defines it,

> the fair treatment and meaningful involvement of all people regardless of race, color, national origin, culture, education, or income with respect to the development, implementation, and enforcement of environmental laws, regulations, and policies. Fair Treatment means that no group of people, including racial, ethnic, or socioeconomic groups, should bear a disproportionate share of the negative environmental consequences resulting from industrial, municipal, and commercial operations or the execution of federal, state, local, and tribal environmental programs. and policies. Meaningful Involvement means that: (1) potentially affected community residents have an appropriate opportunity to participate in decisions about a proposed activity that will affect their environment and/or health; (2) the public's contribution can influence the regulatory agency's decision; (3) the concerns of all participants involved will be considered in the decision-making process; and (4) the decision-makers seek out and facilitate the involvement of those potentially affected.
> http://www.epa.gov/compliance/resources/faqs/ej/index.html#faq2

The federal government response is reflective of significant public interest and concern about the disproportionate impact on low-income areas and communities of color:

- In October 2009 environmental activists from six southern states convened a meeting with top EPA officials claiming the agency has not done enough to protect human health and the environment particularly in black, low-income communities in southern states. Armed with extensive research, activists called for an overhaul of the EPA and reparations to communities disproportionately burdened by chemical waste and toxic pollution. (The Associated Press State & Local Wire October 28, 2009)

- In November, 2009 the EPA Office of the Inspector General announced it is gathering information regarding its authority to grant environmental justice advocates' request for an investigation. Activists led by Robert Bullard, director of the Atlanta-based Environmental Justice Resource Center, asked the EPA's Office of Inspector General (IG) to investigate decisions by EPA Region IV, which the advocates say "turned far too many low-income and people of color communities into dumping grounds". (*Inside EPA* November 13, 2009)

- President Barack Obama has turned his attention to environmental justice protections and is considering a permanent EPA head for the region including Alabama, Florida, Georgia, Kentucky, Mississippi, North Carolina, South Carolina and Tennessee. (The Associated Press State & Local Wire October 28, 2009)

- Lobbyist are also pressing President Obama to nominate environmental justice officials to head several key EPA regions and urging EPA headquarters "to establish equity as a mandatory factor in a wide range of policies". (*Inside EPA* November 13, 2009)

- In 2008, Miami Herald journalist Ronnie Greene, in his book *Night Fire: Big Oil, Poison Air,* exposed corporate negligence and how residents, health officials and environmental activists fought and won reparations from a multi-billion dollar oil company in Louisiana that sickened a predominantly African-America community for decades.

- In a July 2009 settlement with community and environmental groups, the EPA agreed to prepare emission regulations for plants producing polyvinyl chloride, widely known as PVC. EPA agreed to sign a final rule establishing the standards no later than July 29, 2011. The new PVC standard will look at the PVC's industry emissions of dioxins, lead, hydrogen chloride and vinyl chloride, substances linked to chronic and sever illnesses. (*The Advocate* (Baton Rouge, Louisiana) November 6, 2009)

All of the above, clearly point to the conclusion that environmental justice, the focus of the Proposal, is a significant policy issue confronting PPG. The federal government, both through the EPA and the IWG, have sought to address environmental justice concerns for decades. Media and public interest group activity and concern is active and ongoing – clearly raising a significant policy issue for the Company.

With respect to the Company's "evaluation of risk" arguments, in Staff Legal Bulletin 14E (October 27, 2009) (SLB 14E), the Staff stated that "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk." Accordingly,

PPG's reliance on the "evaluation of risk" line of argument is entirely misplaced.

The remainder of the Company's arguments are also not relevant to the ordinary business exclusion. PPG spends most of its letter describing how the Proposal implicates ordinary business matters. However, this argument alone is insufficient to address the significant policy provisions of the rule. The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in the 1998 Release, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See also SLB 14A. Without argument on the significant policy prong of the analysis, the Company fails to address the standard and we respectfully request the Staff not concur with the Company's conclusions.

<u>The Proposal Does Not Seek To Address Environmental Justice In An Excessively Detailed Manner</u>

The SEC clarified in the 1998 Release that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the the ordinary business exclusion in the context of employment discrimination at a retailer. The court first took note that the proposal sought a report prepared at "reasonable expense" and concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.

5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

The Proposal seeks a report, prepared at reasonable expense, on how PPG ensures that it is accountable for its environmental impacts in all of the communities where it operates and goes on to suggest that it contain the following information:

1. How PPG makes available reports regarding its emissions and environmental impacts on land, water, and soil — both within its permits and emergency emissions — to members of the communities where it operates;
2. How PPG integrates community environmental accountability into its current code of conduct and ongoing business practices; and,
3. The extent to which PPG's activities negatively affect the health of individuals living in economically poor communities.

Contrary to the assertions of the Company, these requests clearly do not seek intricate detail. In fact, this request seeks significantly less detailed information from the Company than found permissible in *ACTWU*. Within the limits of reasonable expense, it is appropriate to seek information on how PPG is making information available to communities, how it is integrating community accountability, and the extent of negative impacts, if any.

Also, consider the proposal in *Halliburton Company* (March 11, 2009) which was not omitted and which sought relatively detailed information on political contributions. In that proposal the resolved clause read:

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a) An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b) Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c) The internal guidelines or policies, if any, governing the Company's political contributions and expenditures

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

In *Halliburton*, the company made extensive arguments regarding how this proposal delved deeply into complex matters and clearly the *Halliburton* proposal sought a level of information far in excess of what the Proposal seeks. Nevertheless, the proposal was deemed permissible and not in violation of Rule 14a-8(i)(7). We therefore respectfully request that the Staff conclude that the Company has not met its burden of establishing that the Proposal seeks to micro-manage the Company.

<u>The Proposal is not vague, but rather focuses at the appropriate level of specificity</u>

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) (SLB 14B) However, the SEC has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. 1998 Release. Consequently, the vagueness determination becomes a very fact-intensive determination in which the Staff has expressed concern about becoming overly involved. SLB 14B. Finally, the Staff stated in SLB 14B that "rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded." Id (emphasis added).

It is beyond doubt that it is incumbent upon proponents to submit proposals that are complete and truthful. However, Rules 14a-8(i)(3) and 14a-9 cannot be used by issuers to raise frivolous arguments that cause proponents and the Staff to waste time. It would appear that periodically, the Staff needs to remind issuers of this imperative (e.g. SLB 14B and Release No. 33-6253 (October 28, 1980)). The arguments presented by the Company in their request constitute excessive parsing of language that seeks to create confusion where there is none.

The three bullet points on pages 8 and 9 of the request are simply argumentative. Staff Legal

Bulletin No. 14B made it clear that a statement can be modified[1] or excluded only if the company demonstrates that the

> statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [or]
>
> the company demonstrates objectively that a factual statement is materially false or misleading;

With respect to these three bullets the Company has not provided any compelling evidence that the statements are impugning; or objectively and materially false or misleading. As the Staff reminded issuers in SLB 14B "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." The arguments presented in these three bullets are most appropriately raised by the Company in its statement of opposition to the Proposal, not in a no-action request.

For example, the company argues that a request for information on "The extent to which PPG's activities negatively affect the health of individuals living in economically poor communities." is misleading because it "assumes that there are negative health effects that arise solely form living near a PPG facility, a statement with which PPG does not agree." There is no such assumption in the statement and the plain language of the Proposal clearly leaves the Company with the opportunity to say that there are no negative health effects. If there is a reasonable disagreement about the health impacts, then PPG can raise those arguments in its statement of opposition.

As a second example, PPG's argument that a failure to define "activities" or "economically poor" renders the Proposal misleading. This argument is spurious at best and completely without merit. It is beyond any common sense to conclude that these words are not readily understandable by the average shareholder. Even in the context of relatively more complex subjects, the Staff does not require definitions such as suggested here. *Cisco Systems, Inc.* (September 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (August 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was vague).

For the forgoing reasons we respectfully request the Staff reject the Company's arguments.

<u>Conclusion</u>

In conclusion, we respectfully request the Staff to inform the Company that Rules 14a-8 and 14a-9 require a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under any of the criteria of Rule 14a-8 or 14a-9. Not only does the Proposal raise

1 In the event the Staff concludes that modifications are warranted, we respectfully request the opportunity to discuss these matters with the Staff so as to craft the amendments efficiently and fairly.

a significant social policy issue facing the Company, but it raises that issue in a manner that is appropriate for shareholder consideration. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin Nos. 14B and 14D we request the Staff fax a copy of its response to (928) 222-3362 and/or email a copy of its response to jkron@trilliuminvest.com .

Sincerely,



Jonas Kron, Esq.
Senior Social Research Analyst

cc: Denise R. Cade, Assistant General Counsel and Secretary, PPG Industries
Missionary Oblates of Mary Immaculate



PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2423
Fax (412) 434-2490
dcade@ppg.com

Denise R. Cade
Assistant General Counsel,
Securities & Finance,
and Corporate Secretary

December 10, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-2000

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of PPG Industries, Inc. ("PPG") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that PPG intends to omit from its proxy solicitation materials for its 2010 annual meeting of shareholders a shareholder proposal (the "Proposal") jointly submitted by the Missionary Oblates of Mary Immaculate and Trillium Asset Management Corporation on behalf of Margot Cheel (together, the "Proponents"). In accordance with Rule 14a-8(j), PPG hereby respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against PPG if the Proposal is omitted from PPG's proxy solicitation materials for its 2010 annual meeting of shareholders in reliance on Rules 14a-8(i)(7) and 14a-8(i)(3). Copies of the Proposal and accompanying materials are attached as Exhibit A.

PPG expects to file its proxy solicitation materials for the 2010 annual meeting of shareholders on or about March 5, 2010. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which PPG expects to file the definitive proxy solicitation materials for the 2010 annual meeting of shareholders.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I am simultaneously forwarding by email and/or facsimile a copy of this letter to the Proponents. The Proponents are requested to copy the undersigned on any response they may choose to make to the Staff.

THE PROPOSAL

The Proposal requests that PPG's board of directors issue a report on how PPG "ensures that it responsibly discloses its environmental impacts in all of the communities where it operates" and requests that the report contain information regarding (i) how PPG makes available reports regarding its emissions and environmental impacts on land, water and soil – both within its permits and emergency emissions – to members of the communities where it operates; (ii) how PPG integrates community environmental accountability into its current code of conduct and business practices; and (iii) the extent to which PPG's activities have negative health effects on individuals living in economically poor communities In addition, the Proposal requests that such a report "go above and beyond existing legal obligations and legal compliance systems."

DISCUSSION

As set forth more fully below, PPG believes that it may properly omit the Proposal from its proxy solicitation materials pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3), both because the Proposal deals with a matter relating to the conduct of PPG's ordinary business operations and because the Proposal is vague, indefinite and misleading.

A. The Proposal Involves Ordinary Business Matters

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

PPG believes that the Proposal focuses on fundamental day-to-day business operations and involves a matter that requires an internal assessment of various regulatory risks at a high level of detail that does not provide meaningful incremental information to shareholders beyond the environmental disclosures already contained in PPG's public filings with the Commission and other applicable federal, state and local agencies. Undertaking to prepare a report in such detail necessarily would divert important resources from alternate uses that PPG's board of directors and management deem to be in the best interests of PPG and its shareholders. Moreover, the Staff historically has taken the position that a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal mentions environmental accountability and negative health effects on certain individuals does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses risks and liabilities that PPG faces as a result of the conduct of its ordinary business. Accordingly, based on the foregoing and on the discussion below, and in view of the consistent position of the Staff on prior proposals relating to similar issues, PPG believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

1. The Proposal relates to the assessment of risk.

PPG believes the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is seeking nothing less than an assessment of the risks and liabilities associated with the environmental impacts of the operation of PPG's business in each location in which it operates. The Proposal focuses on matters that involve PPG's existing Environment, Health and Safety Policy (the "EHS Policy"), a copy of which is publicly available at http://corporateportal.ppg.com/NA/CORP/EHS/MgmtSystems/, and PPG's internal policies and processes to implement the core elements of the EHS Policy, which are fundamental day-to-day business activities and which would require PPG to provide a detailed report that, in effect, contains voluminous information on significant components of PPG's environmental policies and procedures. The Proposal, as is clearly evident in its supporting statement, is in essence calling on PPG to undertake an extensive internal assessment of the environmental risks of its operations as a whole by creating and distributing an unwieldy risk report that focuses on details above and beyond the scope of information that typical shareholders would find to be material or useful and that would be expected to be included in its public filings with the Commission and other governmental agencies. Any assessment or evaluation of (i) PPG's reporting of environmental impacts, (ii) its integration of environmental accountability into its current code of conduct, and (iii) the extent to which PPG's activities have negative health effects on individuals in economically poor communities would require PPG's management to engage in an assessment of the environmental risks and liabilities associated with all of its extensive domestic and international operations. Such an assessment, above and beyond what PPG has already disclosed and reported, would be highly speculative and the subject of widely divergent opinions. The Proposal is really an attempt by the Proponents to delve into the day-to-day business of PPG by forcing it to prepare a voluminous report of dubious usefulness to PPG or its shareholders under the guise of raising a purported policy issue. The Proposal does not request that PPG change its policies nor does it claim that the production of the report itself would address any significant social policy issue that has a nexus to PPG. Thus, PPG believes that the Proposal requests precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

The Proposal also falls within the Staff's guidance issued in Staff Legal Bulletin No. 14E ("SLB 14E") as a proposal which may be omitted for relating to the ordinary business matter of evaluating risk. In SLB 14E, the Commission's Division of Corporation Finance stated with respect to shareholder proposals that involve an evaluation of risk by the company, "[I]n those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." In contrast, SLB 14E states that it generally would not be appropriate to exclude such a shareholder proposal "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote . . . as long as a sufficient nexus exists between the nature of the proposal and the company." The determination as to whether a proposal deals with a matter relating to a company's business operations is to be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. In addition, in determining whether the subject matter raises significant policy issues and has a significant nexus to the company, SLB 14E indicates that the Staff will apply the same standards that it applies to other types of proposals under Rule 14a-8(i)(7).

The Staff historically has taken positions that are consistent with PPG's assertion that the subject matter of the Proposal involves an ordinary business matter and, accordingly, is excludable under Rule 14a-8(i)(7), including in several recent instances described below.

In Xcel Energy, Inc. (April 1, 2003), for example, the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The proposal in Xcel requested the report to address, among other things, "the economic benefits of committing to a substantial reduction" of such emissions related to its ordinary business operations. Similarly, the Proposal asks PPG to address environmental risks it encounters as a result of its ordinary business operations and requests a comparable type of risk report requested by the proposal in Xcel.

Likewise, in Willamette Industries, Inc. (March 20, 2001), the Staff concurred that Williamette Industries could exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's environmental problems, including an assessment of financial risk due to environmental matters. In Willamette, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. Similarly, the Proposal requests a report containing information at a significant level of detail on the status of various aspects of PPG's environmental policies and procedures, and preparation of such a voluminous report would significantly interfere with PPG's day-to-day operations. Like the proposal in Willamette, the Proposal relates to PPG's ordinary business operations, that is PPG's assessment of regulatory risk and the implementation of its environmental policies and procedures, which are inappropriate for consideration by all shareholders as a group.

In addition, in Wells Fargo & Company (February 16, 2006), the Staff concluded that Wells Fargo could exclude the proposal under Rule 14a-8(i)(7) because a requested report assessing the rising public and regulatory pressures to limit greenhouse gases was related to Wells Fargo's ordinary business operations as an evaluation of risk. In our view, the Proposal, like the Wells Fargo proposal, also improperly calls upon management to conduct an internal assessment of risk to PPG and may therefore be excluded under Rule 14a-8(i)(7).

Additional examples where the Staff has granted no-action relief to exclude proposals requesting comparable environmental assessment reports under Rule 14a-8(i)(7) include:

- Assurant, Inc. (March 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change);

- Foundation Coal Holdings, Inc. (March 11, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products);

- CONSOL Energy Inc. (February 23, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products);

- Alpha Natural Resources, Inc. (February 17, 2009) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products);

- General Electric Co. (January 9, 2009) (concurring that the company could exclude a proposal calling for a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy);

- Arch Coal, Inc. (January 17, 2008) (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its coal mining operations and from the use of coal, its primary product);

- Centex Corporation (May 14, 2007) (concurring that the company could exclude a proposal calling for management to "assess how the company is responding to rising regulatory, competitive and public pressure to address climate change" as an evaluation of risk relating to the company's ordinary business);

- Standard Pacific Corp. (January 29, 2007) (concurring that the company could exclude a proposal calling for management to "assess its response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business);

- Ryland Group, Inc. (February 13, 2006) (concurring that the company could exclude a proposal calling for a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business);

- Hewlett-Packard Company (December 12, 2006) (concurring that the company could exclude a proposal calling for a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business);

- Newmont Mining Corp. (February 5, 2005) (concurring that the company could exclude a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations, "with a particular reference to potential environmental and public health risks incurred by the company");

- Ford Motor Company (March 2, 2004) (concurring that the company could exclude a proposal calling for an annual report on climate change science where the request set forth "the specific method of preparation and the specific information to be included in a highly detailed report");

- American International Group, Inc. (February 11, 2004) (concurring that the company could exclude a proposal calling for a report providing a comprehensive assessment of strategies to address the impacts of climate change on the company's business);

- Chubb Corporation (January 25, 2004) (concurring that the company could exclude a proposal calling for a report providing a comprehensive assessment of strategies to address the impacts of climate change on the company's business); and

- Cinergy Corp. (February 5, 2003) (concurring that the company could exclude a proposal requesting a report on, among other things, economic risks associated with the company's past, present and future emissions of certain substances).

*2. **The Proposal calls for micro-management of ordinary business operations.***

PPG believes that the Proposal is excludable because it calls for the micro-management of particular aspects of PPG's ordinary business operations. PPG is a global supplier of paints, coatings, optical products, specialty materials, chemicals, glass and fiber glass. PPG has more than 140 manufacturing facilities and equity affiliates and operates in more than 60 countries. Due to the nature and geographic scope of PPG's business, the requested report on the environmental impacts of PPG's operations in each of the communities where PPG operates would be a monumental task because the Proposal expressly contemplates a report more detailed than the information already compiled and made publicly available by PPG in accordance with applicable laws and regulations or otherwise, such as PPG's 2008 Corporate Sustainability Report available at http://corporateportal.ppg.com/PPG/corporatesustainability/. Preparing such a detailed report would be an onerous task, requiring analysis of the day-to-day management decisions, strategies and plans necessary for the operation of a large company with significant domestic and international operations in numerous locations, including an analysis of various decisions, strategies and plans formulated and implemented at the local level at PPG locations which, individually, are not material to PPG on a consolidated basis. Such an undertaking would necessarily encompass all aspects of PPG's environmental compliance policies, practices and strategies. In addition, undertaking to prepare a report in such detail necessarily would divert important resources from alternate uses that PPG's board of directors and management deem to be in the best interests of PPG and its shareholders. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

It is well established that shareholder proposals seeking a company's assessment of the implications of particular aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. The type of report requested by the Proposal necessarily entails PPG's assessment of the adequacy of its reporting on environmental matters, as well as the impact of certain of its operations on local communities. The Proposal's call for details that are not material to shareholders is evidenced by the fact that the Proposal specifically requests that the level of detail in the report be "above and beyond existing legal obligations and legal compliance systems." In accordance with applicable laws and regulations, PPG already includes the material information about the environmental impact of its operations in its public filings with the Commission and other applicable federal, state and local agencies. Requiring PPG to report at even greater levels of detail would result in its shareholders receiving reports that necessarily would be overwhelmingly lengthy given the scope of the information that would be required for a large number of locations, while all information material to PPG on a consolidated basis already appears in PPG's publicly available reports. Further, given the high level of complexity involved with the substance of the report called for by the Proposal, it is unlikely that the average shareholder would have sufficient expertise in environmental matters to be in a position to make informed judgments on the basis of the requested information.

A request for this volume of information at this high level of detail clearly indicates a focus on PPG's internal operations and risks and not on any overall social policy issue. As such, these are matters properly reserved for the business judgment of management.

B. The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague, indefinite and misleading.

Rule 14a-8(i)(3) of the Exchange Act provides that an issuer may exclude a shareholder proposal from its proxy solicitation materials if the proposal or supporting statement violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Rule 14a-9 prohibits proposals that are so vague and indefinite as to be materially misleading. Under Staff Legal Bulletin 14B ("SLB 14B"), a proposal is excludable as vague and indefinite under Rule 14a-8(i)(3) when "neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In this case, the Proposal is vague and indefinite as to the intended contents of the report and what other actions might be required of PPG if implemented and because it would be impossible to determine whether any given report fully complied with the request. Accordingly, PPG believes the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any actions(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." See Occidental Petroleum Corp. (February 11, 1991).

The Proposal contains the following statements that have no basis in fact, or omit to state relevant information, and are materially false and misleading in violation of the Commission's proxy rules:

- The Proposal's reference to a recent analysis by Riskmetrics cannot be attributed to its source. The fourth paragraph of the Proposal includes a statement that "a recent analysis by Riskmetrics ranks PPG 'worst in sector for Toxics Release Inventory emissions normalized by US sales.'" The Proponent does not provide a citation to the source of the quote, and PPG has been unable to find any analysis in which Riskmetrics makes such a statement. Because the statement is placed in quotation marks without a means for PPG or its shareholders to verify its accuracy, the statement is misleading. See The Boeing Company (February 18, 2003) (instructing the proponent to provide a citation for information attributed to a "McKinsey & Co. corporate governance survey"); and Weyerhaeuser Company (January 21, 2003) (instructing the proponent to provide a citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

The lack of citation and verification is particularly problematic in this case because of the reputation of the alleged source of the quotation. Riskmetrics is a leading provider of corporate governance guidance, and its wholly-owned subsidiary, Institutional Shareholder Services (ISS), is a leading provider of proxy voting advice. Both Riskmetrics and ISS are widely known among investors, particularly large institutional investors. Thus, shareholders may give greater consideration to a study by Riskmetrics than they would other sources, and an inaccurate citation would consequently have a much greater impact on shareholders. Because of the unique position of Riskmetrics among investors, the lack of citation is a material omission that makes the paragraph materially misleading, and the paragraph should be excluded from the proxy solicitation materials. See SLB 14B (noting that exclusion is proper when "the company demonstrates objectively that a factual statement is materially false or misleading.").

- The fifth paragraph of the Proposal cites a study naming PPG "as a source for over 60% of the chemicals identified and associated with medical ailments" afflicting the residents of Mossville, Louisiana. This paragraph is materially misleading in two regards. First, the paragraph implies that PPG is the source of the chemicals that are alleged to cause illnesses in the Lake Charles area. Dozens of industrial complexes are located near Lake Charles, and, in fact, PPG emits a small fraction of the aggregate amount of chemicals located in the Lake Charles area. Second, the study is not publicly available, preventing PPG and its shareholders from reviewing the study's specific findings and methodologies. These mischaracterizations and omissions, both individually and in the aggregate, are materially misleading, and PPG believes this paragraph may be properly excluded from the proxy solicitation materials.

- The sixth paragraph of the Proposal cites researchers at the University of Massachusetts for the proposition that PPG was one of the top 100 corporate air polluters in 2005. This statement is misleading because the source of the rankings is the Political Economy Research Institute ("PERI"), a progressive think-tank whose goals include producing research for "[c]ommunity-based environmental justice advocates." PERI is physically located at the University of Massachusetts, but attributing research from PERI to the University of Massachusetts is misleading. By citing the University of Massachusetts, rather than PERI, the Proponent implies that the rankings are produced by objective researchers subject to peer-reviewed procedures, rather than a partisan group of ideologically-motivated individuals free from academic scrutiny. Accordingly, the paragraph is materially misleading, and PPG believes it may be properly excluded from the proxy solicitation materials.

In addition, the Proposal requests a report on how PPG "discloses its environmental impacts in all of the communities where it operates." In specifying the contents of the report, however, PPG is instructed to include "the extent to which the [PPG's] activities have negative health effects on individuals living in economically poor communities." Essentially, the Proposal is asking PPG to prepare a report, but it is vague and indefinite what the subject of the report should be. On the one hand, the main resolution and first two instructions contemplate a review of how PPG reports its environmental impacts to surrounding communities, and, on the other hand, the third instruction and supporting statements contemplate a report on negative health effects of PPG's activities on individuals living near certain of PPG's facilities. The third instruction is potentially misleading in that it assumes that there are negative health effects that arise solely from living near a PPG facility, a statement with which PPG does not agree. It is impossible for PPG to determine whether ailments suffered by people living near PPG facilities are the result of PPG's activities or to distinguish whether the source of any negative health effects in any particular community is related to PPG's activities in that community versus any of the numerous other risk factors that are unrelated to PPG's activities yet relevant to the health of individuals in that particular community. The third instruction is also potentially misleading in that it assumes that there are negative health effects that arise solely from living near a PPG facility. In addition, the third instruction is vague and indefinite because the words "activities" and "economically poor" are not defined and are subject to different interpretations. If the proposal were adopted, there is a likelihood that PPG will interpret these words differently than the Proponent would, resulting in uncertainty as to what action the Proposal is requesting. While all three instructions superficially relate to PPG's environmental policies and procedures, a report on PPG's disclosure framework is fundamentally different from a report on the health effects of living near PPG's facilities, and it is unclear which subject the Proponent is seeking in the report.

Thus, PPG believes that the Proposal may be excluded, in whole or in part, because (a) numerous factual statements contained in the Proposal are materially misleading and (b) the resolution contained in the Proposal is so inherently vague and indefinite that neither the shareholders voting on the Proposal nor PPG in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Based upon the foregoing, PPG believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2010 annual meeting of shareholders under Rule 14a-8(i)(7) because the Proposal deals with the ordinary business operations of PPG and under Rule 14a-8(i)(3) because the Proposal is vague, indefinite and misleading.

STAFF'S USE OF FACSIMILE NUMBERS FOR RESPONSE

Pursuant to Staff Legal Bulletin No. 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (412) 434-2490, and the Proponents' facsimile numbers are (202) 529-4505 (Missionary Oblates of Mary Immaculate) and (617) 482-6179 (Trillium Asset Management Corporation).

CONCLUSION

Based upon the foregoing analysis, PPG respectfully requests that the Staff concur that it will not recommend enforcement action against PPG if PPG omits the Proposal from its proxy solicitation materials for its 2010 annual meeting of shareholders. If the Staff does not concur with the positions of PPG discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (412) 434-2423.

Sincerely,



Denise R. Cade
Assistant General Counsel
and Secretary

Enclosures

cc: Rev. Seamus Finn, OMI
Missionary Oblates of Mary Immaculate

Ms. Susan Baker
Trillium Asset Management Corporation

EXHIBIT A



25 Years of Investing for a Better World

Trillium Asset Management Corporation
www.trilliuminvest.com

TO: JAMES DIGGS
FAX # 412-434-2134

Dear Mr. Diggs:

At the suggestion of your secretary Vicki Charlier, I am re-faxing the shareholder proposal submitted by Trillium Asset Management Corporation. Please disregard all other copies received yesterday from Trillium.

Thank you.

Susan Baker
Social Research Analyst

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
950 W. Bannock Street, Suite 530
Boise, Idaho 83702-6118
T: 208-387-0777 F: 208-387-0278
800-567-0538



Community Accountability

2010 – PPG Industries

RESOLVED: Shareholders request the Board of Directors to report to shareholders, within six months, on how the corporation ensures that it responsibly discloses its environmental impacts in all of the communities where it operates. The report should be prepared at reasonable cost; omit proprietary information; and go above and beyond existing legal obligations and legal compliance systems. The report should contain the following:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically poor communities.

WHEREAS: PPG is a global supplier of coatings, chemicals, with over 140 facilities worldwide.

PPG is committed to "operating in a manner that is protective of people and the environment" and "is focused on stewardship and conservation, which not only helps protect the environment, but also gives PPG a competitive advantage in the marketplace." (2008 Corporate Sustainability Report).

Yet, a recent analysis by Riskmetrics ranks PPG "worst in sector for Toxics Release Inventory emissions normalized by US sales."

A report by noted scientist Wilma Subra links PPG's Lake Charles facility's emissions to documented medical conditions afflicting residents of neighboring Mossville, LA. (*Chemical and Industrial Sources of the Chemicals Associated with the Medical Symptoms and Health Conditions of Mossville Residents*, 5/25/09.) PPG is named as a source for over 60% of the chemicals identified and associated with medical ailments, the highest correlation rate of the five industrial plants analyzed in the study.

PPG was named as one of the top 100 U.S. corporate air polluters in 2005, according to researchers at the University of Massachusetts. *(http://www.peri.umass.edu/ej/)*

SUPPORTING STATEMENT: We believe that corporations have a moral responsibility to be accountable for their environmental impacts. No corporation can operate without the resources that local communities provide, but often these communities bear the brunt of corporate activities.

The proponents are also concerned about the effects of corporate activities on low-income areas and communities of color. Many communities bordering industrial facilities, including those owned by PPG, are majority African American. One study has found that industrial facilities operating in more heavily African-American counties "seem to pose greater risk of accident and injury than those in counties with fewer African-Americans." ("Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities," *Journal of Epidemiology and Community Health*, (2004)). We believe that all communities have a right to clean air, water, and soil.

Stakeholder engagement is featured prominently in PPG's 2008 CR report, but no formal stakeholder engagement policy is in effect. The requested report would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.



PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272 USA
Telephone: (412) 434-2423
Fax: (412) 434-2490
gordon@ppg.com

Denise R. Cade
Assistant General Counsel and Secretary

November 10, 2009

Via Facsimile (617-482-6179) and Overnight Courier

Ms. Susan Baker
Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Re: Shareholder Proposal

Dear Ms. Baker:

On November 6, 2009, we received a facsimile from Trillium Asset Management Corporation ("Trillium") submitting a shareholder proposal for inclusion in PPG Industries, Inc.'s 2010 proxy statement. We are currently reviewing the proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, Trillium must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on November 6, 2009; (b) have continuously held its shares for at least one year prior to November 6, 2009; and (c) state to us that it intends to hold its shares through the date of the annual meeting. Therefore, in accordance with Rule 14a-8, please provide us with documentary support that these requirements have been met.

If your shares are held by a broker, bank or other record holder, the broker, bank or other record holder must provide us with a written statement as to when the shares were purchased and that the minimum number of shares has been continuously held for the required one-year period. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Please do not hesitate to call me with any questions.

Sincerely,

Denise R. Cade

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

November 17, 2009

VIA FACSIMILE (412) 434-2490
And Two-day Courier

Denise R. Cade
Assistant General Counsel and Secretary
PPG Industries
One PPG Place
Pittsburgh, PA 15272

Dear Denise:

In response to your letter dated November 10, 2000, I am including confirmation of authorization and ownership.

Please feel free to contact me if you have any questions.

Sincerely,



Susan Baker

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
950 W. Bannock Street, Suite 530
Boise, Idaho 83702-6118
T: 208-387-0777 F: 208-387-0278
800-567-0538

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 12, 2009

Denise R. Cade
Assistant General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburg, PA 15272

Re: Margot Cheel / Schwab Account # *** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Cade,

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above referenced account more than $2,000.00 (two thousand dollars) worth of common stock in PPG Industries. (PPG). These shares have been held continuously for at least one year prior to November 6, 2009.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab and Company, Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



James Grimes

LTR210540R-02

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at PPG Industries (PPG).

I am the beneficial owner of 2,300 shares of PPG Industries (PPG) common stock that I have held for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2010.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that no personal identifying information other that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution and will identify Trillium Asset Management Corporation's mailing address for the purposes of communicating information related to this shareholder resolution.

Sincerely,

Margot Cheel

Margot Cheel
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

11/10/09
Date

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province

Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: James C. Diggs

FAX NUMBER: 412-434-2134

RE: Attached pages

DATE: 11/6/09

SENDER: Rev. Séamus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 3


RECEIVED
NOV - 6 2009
LAW DEPARTMENT

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



November 6, 2009

James C. Diggs
Senior Vice President,
General Counsel and Secretary
PPG Industries, Inc.
One PPG Place
Pittsburg, PA 15272 FAX 412-434-2134

Dear Mr. Diggs:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 1025 shares in PPG Industries. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

I write to inform you of our intention to co-file the enclosed stockholder resolution with Trillium Asset Management Corporation for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Susan Baker is the primary contact for this and can be reached at 617) 423-6655.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org



STATE STREET.
For Everything You Invest In

Specialized Trust Services
JQB 7S
200 Newport Avenue
North Quincy. Massachusetts 02171

November 6,2009

To whom it may concern:

Re: OBLATE INTERNATIONAL PASTORAL INVESTMENT TRUST

State Street Bank and Trust ("State Street") is the custodian for the assets of the Oblate International Pastoral Investment Trust ("OIP") pursuant to the Custody Agreement dated as of September 24, 2002 and the Agreement letter dated July 3, 2007 ("the Agreements"). Under the terms of the Agreements, it is State Street's responsibility to keep the records of the holdings for OIP's accounts.

State Street has reviewed the records of the OIP accounts which it maintains pursuant to the Agreements and certifies that OIP is the beneficial owner of the following shares as of November 5, 2009 and has held these shares for the period of time referenced below:

PPG Industries (cusip 693506107) 1,025 shares are currently held in *** FISMA & OMB Memorandum M-07-16 *** and have been held since 12/14/07

Sincerely,



Tim McKerrow

Ph: 617-985-7525
Fx: 617-786-2196
tsmckerrow@statestreet.com

Community Accountability
2010 – PPG Industries

RESOLVED: Shareholders request the Board of Directors to report to shareholders, within six months, on how the corporation ensures that it responsibly discloses its environmental impacts in all of the communities where it operates. The report should be prepared at reasonable cost; omit proprietary information; and go above and beyond existing legal obligations and legal compliance systems. The report should contain the following:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically poor communities.

WHEREAS: PPG is a global supplier of coatings, chemicals, with over 140 facilities worldwide. PPG is committed to "operating in a manner that is protective of people and the environment" and "is focused on stewardship and conservation, which not only helps protect the environment, but also gives PPG a competitive advantage in the marketplace." (2008 Corporate Sustainability Report).

Yet, a recent analysis by Riskmetrics ranks PPG "worst in sector for Toxics Release Inventory emissions normalized by US sales."

A report by noted scientist Wilma Subra links PPG's Lake Charles facility's emissions to documented medical conditions afflicting residents of neighboring Mossville, LA. (Chemical and Industrial Sources of the Chemicals Associated with the Medical Symptoms and Health Conditions of Mossville Residents, 5/25/09.) PPG is named as a source for over 60% of the chemicals identified and associated with medical ailments, the highest correlation rate of the five industrial plants analyzed in the study.

PPG was named as one of the top 100 U.S. corporate air polluters in 2005, according to researchers at the University of Massachusetts. (http://www.peri.umass.edu/ej/)

SUPPORTING STATEMENT: We believe that corporations have a moral responsibility to be accountable for their environmental impacts. No corporation can operate without the resources that local communities provide, but often these communities bear the brunt of corporate activities.

The proponents are also concerned about the effects of corporate activities on low-income areas and communities of color. Many communities bordering industrial facilities, including those owned by PPG, are majority African American. One study has found that industrial facilities operating in more heavily African-American counties "seem to pose greater risk of accident and injury than those in counties with fewer African-Americans." ("Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socioeconomic Status of Surrounding Communities," Journal of Epidemiology and Community Health, (2004)). We believe that all communities have a right to clean air, water, and soil.

Stakeholder engagement is featured prominently in PPG's 2008 CR report, but no formal stakeholder engagement policy is in effect. The requested report would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.



PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272 USA
Telephone: (412) 434-2423
Fax: (412) 434-2490
gordon@ppg.com

Denise R. Cade
Assistant General Counsel and Secretary

November 10, 2009

Via Facsimile (202-529-4572) and
Overnight Courier

Rev. Séamus P. Finn, OMI
Director, Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, N.E.
Washington, D.C. 20017

Re: Shareholder Proposal

Dear Rev. Finn:

On November 6, 2009, we received a facsimile from Missionary Oblates of Mary Immaculate submitting a shareholder proposal for inclusion in PPG Industries, Inc.'s 2010 proxy statement. We are currently reviewing the proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, Missionary Oblates of Mary Immaculate must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on the date the proposal was submitted (November 6, 2009) and (b) have continuously held its shares for at least one year prior to the date the proposal was submitted (November 6, 2009). The letter from State Street attached to the proposal indicates that the Oblate International Pastoral Investment Trust (the "Trust") owned the referenced shares of PPG Industries, Inc. common stock on November 5, 2009, rather than November 6, 2009. Therefore, in accordance with Rule 14a-8, please provide us with documentary support that the Trust owned the referenced shares on November 6, 2009 and that such shares have been held for at least one year prior to November 6, 2009. *Pursuant to Rule 14a-8, you must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Please do not hesitate to call me with any questions.

Sincerely,

Denise R. Cade

Cc: Susan Baker (Trillium Asset Management)

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province

Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: Denise R. Cade

FAX NUMBER: 412-434-2490

RE: Attached sheets

DATE: 11/11/09

SENDER: Rev. Séamus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 2

Dear Ms. Cade:

Attached is a new letter of verification of ownership of shares indicating that they were held as of November 6. Since they were purchased 12/14/07, they have been held over a year.

I hope this suffices.

Sincerely,

Rev Seamus Finn, OMI
(Mów)

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org



STATE STREET.
For Everything You Invest In

Specialized Trust Services
JQB 7S
200 Newport Avenue
North Quincy, Massachusetts 02171

November 6, 2009

To whom it may concern:

Re: OBLATE INTERNATIONAL PASTORAL INVESTMENT TRUST

State Street Bank and Trust ("State Street") is the custodian for the assets of the Oblate International Pastoral Investment Trust ("OIP") pursuant to the Custody Agreement dated as of September 24, 2002 and the Agreement letter dated July 3, 2007 ("the Agreements"). Under the terms of the Agreements, it is State Street's responsibility to keep the records of the holdings for OIP's accounts.

State Street has reviewed the records of the OIP accounts which it maintains pursuant to the Agreements and certifies that OIP is the beneficial owner of the following shares as of November 6, 2009 and has held these shares for the period of time referenced below:

PPG Industries (CUSIP 693506107) – 1,025 shares are currently held in account *** FISMA & OMB Memorandum M-07-16 *** and have been held since 12/14/07

Sincerely,

Tim McKerrow

Ph: 617-985-7525
Fx: 617-786-2196
tsmckerrow@statestreet.com



PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272 USA
Telephone: (412) 434-2423
Fax: (412) 434-2490
gordon@ppg.com

Denise R. Cade
Assistant General Counsel and Secretary

November 10, 2009

Via Facsimile (202-529-4572) and
Overnight Courier

Rev. Séamus P. Finn, OMI
Director, Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, N.E.
Washington, D.C. 20017

Re: Shareholder Proposal

Dear Rev. Finn:

On November 6, 2009, we received a facsimile from Missionary Oblates of Mary Immaculate submitting a shareholder proposal for inclusion in PPG Industries, Inc.'s 2010 proxy statement. We are currently reviewing the proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, Missionary Oblates of Mary Immaculate must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on the date the proposal was submitted (November 6, 2009) and (b) have continuously held its shares for at least one year prior to the date the proposal was submitted (November 6, 2009). The letter from State Street attached to the proposal indicates that the Oblate International Pastoral Investment Trust (the "Trust") owned the referenced shares of PPG Industries, Inc. common stock on November 5, 2009, rather than November 6, 2009. Therefore, in accordance with Rule 14a-8, please provide us with documentary support that the Trust owned the referenced shares on November 6, 2009 and that such shares have been held for at least one year prior to November 6, 2009. *Pursuant to Rule 14a-8, you must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Please do not hesitate to call me with any questions.

Sincerely,

Denise R. Cade

Cc: Susan Baker (Trillium Asset Management)